WaMu Mortgage Pass-Through Certificates Series 2007-HY3 Marketing Materials

Hybrid ARMS

$ [1,576,432,100]
(Approximate, Subject to +/- 10% Variance)

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Bank
Sponsor and Servicer

 **WaMu Capital Corp.**
A Washington Mutual, Inc. Company

**Important Notice About Information Presented in this
Preliminary Term Sheet**

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus we will provide you. You may obtain a copy of the prospectus and the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE PRELIMINARY CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS FEBRUARY 1, 2007. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Preliminary Term Sheet **Date Prepared: Feb. [16], 2007**

Publicly Offered Certificates

WaMu Mortgage Pass-Through Certificates, Series 2007-HY3
$[1,576,432,100]
(Approximate, Subject to +/- 10% Variance)
5/1, 7/1 and 10/1 Hybrid, Adjustable Rate Residential Mortgage Loans

Class [(1)]	Principal Amount (Approx.) [(2)]	WAL (Yrs) To Wtd Avg CPB/Mat [(3)]	Pmt Window (Mths) To Wtd Avg CPB/Mat [(3)]	Interest Rate Type	Tranche Type	Expected Ratings S&P and Fitch
1-A1	$ 575,013,000	2.59/3.33	1-60/1-360	Variable [(4)]	Senior	AAA/ AAA
1-A2	$ 28,676,000	2.59/3.33	1-60/1-360	Variable [(4)]	Senior/Mezzanine	AAA/AAA
2-A1	$ 493,242,000	2.93/3.34	1-84/1-360	Variable [(5)]	Senior	AAA/AAA
2-A2	$ 51,777,000	2.93/3.34	1-84/1-360	Variable [(5)]	Senior/Mezzanine	AAA/AAA
3-A1	$ 175,000,000	1.80/1.80	1-55/1-55	Variable [(6)]	Senior	AAA/AAA
3-A2	$ 60,372,000	7.34/8.01	55-120/55-360	Variable [(6)]	Senior	AAA/AAA
3-A3	$ 112,521,000	3.22/3.39	1-120/1-360	Variable [(6)]	Senior	AAA/AAA
3-A4	$ 25,183,000	3.22/3.39	1-120/1-360	Variable [(6)]	Senior/Mezzanine	AAA/AAA
R	$ 100			---	Senior/Residual	AAA/AAA
L-B-1	$ 25,929,000	4.76/6.11	1-84/1-360	Variable [(7)]	Subordinate	AA/NR
L-B-2	$ 10,853,000	4.76/6.11	1-84/1-360	Variable [(7)]	Subordinate	A/ NR
L-B-3	$ 7,235,000	4.76/6.11	1-84/1-360	Variable [(7)]	Subordinate	BBB/NR
3-B-1	$ 6,186,000	5.77/6.16	1-120/1-360	Variable [(6)]	Subordinate	AA/NR
3-B-2	$ 2,706,000	5.77/6.16	1-120/1-360	Variable [(6)]	Subordinate	A/ NR
3-B-3	$ 1,739,000	5.77/6.16	1-120/1-360	Variable [(6)]	Subordinate	BBB/NR
L-B-4	$ 5,426,000	Privately Offered Certificates		Variable [(7)]	Subordinate	BB/NR
L-B-5	$ 4,823,000			Variable [(7)]	Subordinate	B/NR
L-B-6	$ 3,018,979			Variable [(7)]	Subordinate	NR/NR
3-B-4	$ 1,159,000			Variable [(6)]	Subordinate	BB/NR
3-B-5	$ 1,159,000			Variable [(6)]	Subordinate	B/NR
3-B-6	$ 583,067			Variable [(6)]	Subordinate	NR/NR
Total:	**$ 1,592,601,146**					

(1) Distributions on the Class 1-A1 and Class 1-A2 Certificates will be derived primarily from a pool of 5/1 adjustable rate Mortgage Loans (the "**Group 1 Mortgage Loans**"). Distributions on the Class 2-A1 and Class 2-A2 Certificates will be derived primarily from a pool of 7/1 adjustable rate Mortgage Loans (the "**Group 2 Mortgage Loans**"). Distributions on the Class 3-A1, Class 3-A2, Class 3-A3, Class 3-A4 and Group 3-B Subordinate Certificates will be derived primarily from a pool of 10/1 adjustable-rate Mortgage Loans (the "**Group 3 Mortgage Loans**"). Distributions on the Group L-B Subordinate Certificates (as defined herein) will be derived from the Group 1 and Group 2 Mortgage Loans. Distributions on the Class R Certificates will be derived from the Group 1, Group 2 and Group 3 Mortgage Loans.

(2) Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(3) WAL and Payment Window for the Class A and the Subordinate Offered Certificates (each as defined herein) are shown to a pricing prepayment speed to the reset date (CPB) (as described herein) and to Maturity.

(4) For each Distribution Date (as defined herein), the Class 1-A1 and Class 1-A2 Certificates will have an interest rate equal to the Loan Group 1 Weighted Average Pass-Through Rate (as defined herein).

(5) For each Distribution Date, the Class 2-A1 and Class 2-A2 Certificates will have an interest rate equal to the Loan Group 2 Weighted Average Pass-Through Rate (as defined herein).

(6) For each Distribution Date, the Class 3-A1, Class 3-A2, Class 3-A3, Class 3-A4 and Group 3-B Subordinate Certificates will have an interest rate equal to the Loan Group 3 Weighted Average Pass-Through Rate (as defined herein).

(7) For each Distribution Date, the Group L-B Subordinate Certificates will have an interest rate equal to the Group L-B Weighted Average Pass-Through Rate (as defined herein).

Transaction Summary:

Issuing Entity:	WaMu Mortgage Pass-Through Certificates Series 2007-HY3 Trust (the "Trust')
Depositor:	WaMu Asset Acceptance Corp. (**"WAAC"**).
Sponsor and Servicer:	Washington Mutual Bank (**"WMB"**).
Lead Manager:	WaMu Capital Corp.
Trustee:	LaSalle Bank
Rating Agencies:	It is anticipated that the Senior Certificates will be rated by Standard & Poor's and Fitch. The Subordinate Certificates other than the Class 3-B-6 and Class L-B-6 Certificates will be rated by only one rating agency. The Class 3-B-6 and Class L-B-6 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 1 of this Preliminary Term Sheet.
Cut-off Date:	February 1, 2007.
Expected Pricing Date:	On or about February [16], 2007.
Closing Date:	On or about February [27], 2007.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in March 2007.
Servicing Fee:	[0.625]% per annum of the principal balance of each of the Group 1 Mortgage Loans. [0.625]% per annum of the principal balance of each of the Group 2 Mortgage Loans. [0.250]% per annum of the principal balance of each of the Group 3 Mortgage Loans.
Certificates:	The "**Senior Certificates**" will consist of (i) the Class 1-A1, Class 1-A2 (the "**Group 1-A Certificates**"), Class 2-A1 and Class 2-A2 (the "**Group 2-A Certificates**"), Class 3-A1, Class 3-A2, Class 3-A3 and Class 3-A4 Certificates (the "**Group 3-A Certificates**" and together with the Group 1-A and Group 2-A Certificates, the "**Class A Certificates**"), and (ii) the Class R Certificates. The "**Group L-B Senior Subordinate Certificates**" will consist of the Class L-B-1, Class L-B-2 and Class L-B-3 Certificates. The "**Group L-B Junior Subordinate Certificates**" will consist of the Class L-B-4, Class L-B-5 and Class L-B-6 Certificates. The Group L-B Senior Subordinate Certificates and Group L-B Junior Subordinate Certificates are collectively known as the "**Group L-B Certificates**". The "**Group 3-B Senior Subordinate Certificates**" will consist of the Class 3-B-1, Class 3-B-2, Class 3-B-3 Certificates. The "**Group 3-B Junior Subordinate Certificates**" will consist of the Class 3-B-4, Class 3-B-5 and Class 3-B-6, Certificates. The Group 3-B Senior Subordinate Certificates and Group 3-B Junior Subordinate Certificates are collectively known as the "**Group 3-B Certificates**". The Group L-B Certificates and the Group 3-B Certificates are collectively known as the "**Subordinate Certificates**". The "**Subordinate Offered Certificates**" will consist of the Group L-B Senior Certificates and Group 3-B Senior Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "**Certificates**." The Senior and Subordinate Offered Certificates (collectively, the "**Offered Certificates**") are being offered hereby.

Accrued Interest: The Offered Certificates settle with accrued interest. The price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([26] days).

Interest Accrual Period: The interest accrual period with respect to the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Registration: The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that the Offered Certificates (other than the Class R Certificates) will be treated as REMIC regular interests for federal tax income purposes. The Class R Certificates will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility: The Offered Certificates (other than the Class R Certificates) are expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificates are not expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts.

SMMEA Treatment: The Class A, Class L-B-1 and 3-B-1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**"). The Class L-B-2, Class L-B-3, Class L-B-4, Class L-B-5, Class L-B-6, Class 3-B-2, Class 3-B-3, Class 3-B-4, Class 3-B-5 and Class 3-B-6 Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: When the aggregate principal balance of the Mortgage Loans in loan group 1 and loan group 2 has been reduced to less than 10% of that balance as of February 1, 2007, the servicer may purchase all of the Mortgage Loans in loan group 1 and loan group 2 and separately when the aggregate principal balance of the Mortgage Loans in loan group 3 has been reduced to less than 10% of that balance as of February 1, 2007, the servicer may purchase all of the Mortgage Loans in loan group 3 (each, an "**Optional Call Date**").

Pricing Prepayment
Speed: The Offered Certificates will be priced to a prepayment speed of 25% CPB.

Compensating Interest: Compensating interest paid by the servicer with respect to each loan group will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans in that loan group made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group, any reinvestment income realized by the servicer relating to payoffs on the Mortgage Loans in that loan group made during the prepayment period, and interest payments on the payoffs in that loan group received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group.

Mortgage Loans : As of February 1, 2007, the aggregate principal balance of the Mortgage Loans described herein is approximately $[1,592,601,147] (the "**Mortgage Loans**"). The Mortgage Loans are non-convertible, adjustable rate One-Year LIBOR indexed Mortgage Loans with initial rate adjustments occurring approximately 60 months, 84 months or 120 months after the date of origination of each mortgage loan ("5/1 ARM", "7/1 ARM" and "10/1 ARM," respectively). None of the Mortgage Loans will be

"Buydown Loans," which are Mortgage Loans for which scheduled payments of principal and/or interest have been subsidized for a period of time through a fund provided by the originator or another person at the time of origination. The Mortgage Loans are secured by first liens on one- to four-family residential properties, or shares of cooperative units.

<u>5/1 ARM or Group 1 Mortgage Loans</u>

As of February 1, 2007, the aggregate principal balance of the Group 1 Mortgage Loans described herein is approximately $[633,794,550]. Each Group 1 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [97.68]% of the Group 1 Mortgage Loans are scheduled to pay only interest for the first 5 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [25] year term. See the attached collateral descriptions for more information.

<u>7/1 ARM or Group 2 Mortgage Loans</u>

As of February 1, 2007, the aggregate principal balance of the Group 2 Mortgage Loans described herein is approximately $[572,198,530]. Each Group 2 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [96.87]% of the Group 2 Mortgage Loans are scheduled to pay only interest for the first 7 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [23] year term. See the attached collateral descriptions for more information.

<u>10/1 ARM or Group 3 Mortgage Loans</u>

As of February 1, 2007, the aggregate principal balance of the Group 3 Mortgage Loans described herein is approximately $[386,608,067]. Each Group 3 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [97.86]% of the Group 3 Mortgage Loans are scheduled to pay only interest for the first 10 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [20] year term. See the attached collateral descriptions for more information.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[1,592,601,147], subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Loan Group 1 Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Group 1 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.
Loan Group 2 Weighted Average Pass-Through	

Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Group 2 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.
Loan Group 3 Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Group 3 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.

Group L-B
Weighted Average
Pass-Through
Rate:

For any Distribution Date, the quotient expressed as a percentage, of:
(a)   the sum of:
        (i)   the product of (x) the Loan Group 1 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance (as defined herein) for loan group 1 immediately before that Distribution Date; and
        (ii)   the product of (x) the Loan Group 2 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance for loan group 2 immediately before that Distribution Date;
divided by:
(b)   the sum of the Subordinate Component Balances for loan group 1 and loan group 2 immediately before that Distribution Date.

Subordinate
Component Balance:

The "**Subordinate Component Balance**" for either loan group 1 or 2 as of any date of determination will equal the then outstanding aggregate Stated Principal Balance of the Mortgage Loans in that loan group minus the then outstanding aggregate Class Principal Balance of the related Class A Certificates (and, in the case of loan group 1, the Class R Certificates).

Stated Principal
Balance:

The "**Stated Principal Balance**" of any Mortgage Loan as of any date of determination is equal to its principal balance as of the Cut-Off Date, after application of all scheduled principal payments due on or before the Cut-Off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to that Mortgage Loan on or before that date of determination, and as further reduced to the extent that any realized loss on that Mortgage Loan has been allocated to one or more classes of certificates on or before that date of determination.

Class Principal
Balance:

The "**Class Principal Balance**" for any Distribution Date and for any class of certificates will equal the aggregate amount of principal to which it is entitled on the Closing Date, reduced by all distributions of principal to that class and all allocations of losses required to be borne by that class before that Distribution Date.

Credit Enhancement:

Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2 Certificates will consist of the subordination of the Group L-B Subordinate Certificates, initially [4.75]% total subordination.

Credit enhancement for the Class 3-A1, Class 3-A2, Class 3-A3 and Class 3-A4 Certificates will consist of the subordination of the Group 3-B Subordinate Certificates, initially [3.50]% total subordination.

Shifting Interest:

Group L-B Subordinate Certificates

For each Distribution Date in or before February 2014, the Group L-B Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2 Certificates are paid down to zero or the credit enhancement provided by the Group L-B Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus), the Group L-B Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Group L-B Subordinate Certificates are as follows:

Periods:			**Unscheduled Principal Payments (%)**
March 2007	–	February 2014	0% Pro Rata Share
March 2014	–	February 2015	30% Pro Rata Share
March 2015	–	February 2016	40% Pro Rata Share
March 2016	–	February 2017	60% Pro Rata Share
March 2017	–	February 2018	80% Pro Rata Share
March 2018 and after			100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Group L-B Subordinate Certificates has doubled (subject to the performance triggers described in the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus), (i) on or prior to the Distribution Date in February 2010, and the cumulative realized losses on the Group 1 and Group 2 Mortgage Loans allocated to the Group L-B Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Group L-B Subordinate Certificates as of the Closing Date, do not exceed 20%, the Group L-B Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments or (ii) after the Distribution Date in February 2010, and the cumulative realized losses on the Group 1 and Group 2 Mortgage Loans allocated to the Group L-B Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Group L-B Subordinate Certificates as of the Closing Date, do not exceed 30%, the Group L-B Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments.

Notwithstanding the foregoing, for any Distribution Date, in the event that any of the **"Group 1 Senior Percentage"** (the aggregate principal balance of the Group 1-A and Class R Certificates, divided by the aggregate principal balance of the Group 1 Mortgage Loans, in each case immediately before the Distribution Date) or the **"Group 2 Senior Percentage"** (the aggregate principal balance of the Group 2-A Certificates, divided by the aggregate principal balance of the Group 2 Mortgage Loans, in each case immediately before the Distribution Date) for that Distribution Date exceeds the initial Group 1 or Group 2 Senior Percentage, respectively, as of the Closing Date, then the Group 1-A and Group 2-A Certificates will receive all unscheduled prepayments on the Group 1 and Group 2 Mortgage Loans.

Group 3-B Subordinate Certificates

For each Distribution Date in or before February 2014, the Group 3-B Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Class 3-A1, Class 3-A2, Class 3-A3 and Class 3-A4 Certificates are paid down to zero or the credit enhancement provided by the Group 3-B Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus), the Group 3-B Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Group 3-B Subordinate Certificates are as follows:

Periods:			Unscheduled Principal Payments (%)
March 2007	–	February 2014	0% Pro Rata Share
March 2014	–	February 2015	30% Pro Rata Share
March 2015	–	February 2016	40% Pro Rata Share
March 2016	–	February 2017	60% Pro Rata Share
March 2017	–	February 2018	80% Pro Rata Share
March 2018 and after			100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Group 3-B Subordinate Certificates has doubled (subject to the performance triggers described in the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus), (i) on or prior to the Distribution Date in February 2010, and the cumulative realized losses on the Group 3 Mortgage Loans allocated to the Group 3-B Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Group 3-B Subordinate Certificates as of the Closing Date, do not exceed 20%, the Group 3-B Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments or (ii) after the Distribution Date in February 2010, and the cumulative realized losses on the Group 3 Mortgage Loans allocated to the Group 3-B Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Group 3-B Subordinate Certificates as of the Closing Date, do not exceed 30%, the Group 3-B Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments.

Notwithstanding the foregoing, for any Distribution Date, in the event that the **"Group 3 Senior Percentage"** (the aggregate principal balance of the Group 3-A Certificates, divided by the aggregate principal balance of the Group 3 Mortgage Loans, in each case immediately before the Distribution Date) exceeds the Group 3 Senior Percentage as of the Closing Date, then the Group 3-A Certificates will receive all unscheduled prepayments on the Group 3 Mortgage Loans.

Structure Rules:

Allocation of
Realized Losses:

Any loss realized on a Group 1 or Group 2 Mortgage Loan will be allocated among the Certificates as follows:

(i)   for losses allocable to principal:

(a)   first, to the Group L-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

(b)   second, to the Class L-B-3 Certificates, until the Class L-B-3 Principal Balance has been reduced to zero;

(c)   third, to the Class L-B-2 Certificates, until the Class L-B-2 Principal Balance has been reduced to zero;

(d)   fourth, to the Class L-B-1 Certificates, until the Class L-B-1 Principal Balance has been reduced to zero; and

(e)   fifth, (i) in the case of any loss with respect to a Group 1 Mortgage Loan , first to the Class 1-A2 Certificates until the Class 1-A2 Principal Balance has been reduced to zero and second, to the Class 1-A1 Certificates until the Class 1-A1 Principal Balance has been reduced to zero; and (ii) in the case of any loss with respect to a Group 2 Mortgage Loan , first to the Class 2-A2 Certificates until the Class 2-A2 Principal Balance has been reduced to zero and second, to the Class 2-A1 Certificates until the Class 2-A1 Principal Balance has been reduced to zero;

and

(ii)   for losses allocable to interest:

(a)   first, to the Group L-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

(b)   second, to the Class L-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class L-B-3 Principal Balance;

(c)   third, to the Class L-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class L-B-2 Principal Balance;

(d)   fourth, to the Class L-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class L-B-1 Principal Balance; and

(e)   fifth, (i) in the case of any loss with respect to a Group 1 Mortgage Loan, first to the Class 1-A2 Certificates in reduction of accrued but unpaid interest thereon and then in reduction of the Class 1-A2 Principal Balance and second, to the Class 1-A1 Certificates in reduction of accrued but unpaid interest thereon and then in reduction of the Class 1-A1 Principal Balance; and (ii) in the case of any loss with respect to a Group 2 Mortgage Loan, first to the Class 2-A2 Certificates in reduction of accrued but unpaid interest thereon and then in reduction of the Class 2-A2 Principal Balance and second, to the Class 2-A1 Certificates in reduction of accrued but unpaid interest thereon and then in reduction of the Class 2-A1 Principal Balance.

Because the Group L-B Certificates represent interests in the Group 1 and Group 2 Mortgage Loans, the Class Principal Balances of those Subordinate Certificates could be reduced to zero as a result of realized losses on the Mortgage Loans in these loan groups. Therefore, the allocation of realized losses on the Group 1 and Group 2 Mortgage Loans to the Group L-B Certificates will reduce the subordination provided by those Subordinate Certificates to all of the related Senior Certificates, including the Senior Certificates related to either of these loan groups that did not suffer any losses. This will increase the likelihood that future realized losses may be allocated to the Senior Certificates related to a loan group that did not suffer those previous losses.

Any loss realized on a Group 3 Mortgage Loan will be allocated among the Certificates as follows:

(i)   for losses allocable to principal:

(a)   first, to the Group 3-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

        (b)   second, to the Class 3-B-3 Certificates, until the Class 3-B-3 Principal Balance has been reduced to zero;

        (c)   third, to the Class 3-B-2 Certificates, until the Class 3-B-2 Principal Balance has been reduced to zero;

        (d)   fourth, to the Class 3-B-1 Certificates, until the Class 3-B-1 Principal Balance has been reduced to zero;

        (e)   fifth, to the Class 3-A4 Certificates, until the Class 3-A4 Principal Balance has been reduced to zero; and

        (f)   sixth, to the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates, pro rata, until the Class 3-A1, Class 3-A2 and Class 3-A3 Principal Balances have each been reduced to zero;

        and

(ii)   for losses allocable to interest:

        (a)   first, to the Group 3-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

        (b)   second, to the Class 3-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-B-3 Principal Balance;

        (c)   third, to the Class 3-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-B-2 Principal Balance;

        (d)   fourth, to the Class 3-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-B-1 Principal Balance;

        (e)   fifth, to the Class 3-A4 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-A4 Principal Balance; and

        (f)   sixth, to the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates, pro rata, in reduction of accrued but unpaid interest thereon and then to the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates, pro rata, in reduction of their Class Principal Balances.

Cross-Collateralization:	In some limited circumstances, principal and interest collected from either of loan group 1 or 2 may be used to pay principal or interest, or both, to the Class A Certificates related to the other loan group, before making payments to the Group L-B Certificates, as more fully described in the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus.
Certificates Priority of Distributions:	(A) Available funds from the Group 1 and Group 2 Mortgage Loans will be distributed in the following order of priority:

    1)   to the Group 1-A, Group 2-A and Class R Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate, on the related Class Principal Balance, as applicable;

    2)   from the Group 1 Mortgage Loans, as principal, sequentially, as follows:

        (a)   first, to the Class R Certificates, until the Class R Principal Balance is reduced to zero; and

        (b)   second, to the Group 1-A Certificates, pro rata according to Class Principal Balance, until their Class Principal Balances have each been reduced to zero;

    3)   from the Group 2 Mortgage Loans, as principal, to the Group 2-A Certificates, pro rata according to Class Principal Balance, until their Class Principal Balances have each been reduced to zero;

4) to the Class L-B-1 Certificates, accrued and unpaid interest at the Class L-B-1 certificate interest rate;

5) to the Class L-B-1 Certificates, principal allocable to such Class;

6) to the Class L-B-2 Certificates, accrued and unpaid interest at the Class L-B-2 certificate interest rate;

7) to the Class L-B-2 Certificates, principal allocable to such Class;

8) to the Class L-B-3 Certificates, accrued and unpaid interest at the Class L-B-3 certificate interest rate;

9) to the Class L-B-3 Certificates, principal allocable to such Class;

10) to the Class L-B-4, Class L-B-5 and Class L-B-6 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Group L-B Senior Subordinate Certificates; and

11) to the Class R Certificate, any remaining amount.

(B) Available funds from the Group 3 Mortgage Loans will be distributed in the following order of priority:

1) to the Group 3-A Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate;

2) as principal, to the Group 3-A Certificates, pro rata according to the Class Principal Balance (or with respect to clause (i), aggregate Class Principal Balance) of the certificates described in each of clause (i), (ii) and (iii), as follows:

(i) to the Class 3-A1 and Class 3-A2 Certificates, sequentially, as follows:

(A) first, to the Class 3-A1 Certificates, until the Class 3-A1 Principal Balance has been reduced to zero; and

(B) second, to the Class 3-A2 Certificates, until the Class 3-A2 Principal Balance has been reduced to zero; and

(ii) to the Class 3-A3 Certificates, until the Class 3-A3 Principal Balance has been reduced to zero; and

(iii) to the Class 3-A4 Certificates, until the Class 3-A4 Principal Balance has been reduced to zero;

3) to the Class 3-B-1 Certificates, accrued and unpaid interest at the Class 3-B-1 certificate interest rate;

4) to the Class 3-B-1 Certificates, principal allocable to such Class;

5) to the Class 3-B-2 Certificates, accrued and unpaid interest at the Class 3-B-2 certificate interest rate;

6) to the Class 3-B-2 Certificates, principal allocable to such Class;

7) to the Class 3-B-3 Certificates, accrued and unpaid interest at the Class 3-B-3 certificate interest rate;

8) to the Class 3-B-3 Certificates, principal allocable to such Class;

9) to the Class 3-B-4, Class 3-B-5 and Class 3-B-6 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Group 3-B Senior Subordinate Certificates; and

10) to the Class R Certificate, any remaining amount.

Notwithstanding the foregoing, for each distribution date on or after the first distribution date on which the aggregate Class Principal Balance of the Group 3-B Certificates has been or will be reduced to zero, distributions of principal under paragraph (B)(2) above will be made to the Group 3-A Certificates pro rata according to Class Principal Balance.

Additional
Risk Factor:

In addition to the risk factors described in the prospectus and the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus, investors should consider the following risk factor:

In the receivership of an unrelated national bank, the FDIC successfully argued that certain of its rights and powers extended to a statutory trust formed by that national bank in connection with a securitization of credit card receivables. If WMB were to enter conservatorship or receivership, the FDIC could argue that its rights and powers extend to the Depositor or the Trust. If the FDIC were to take this position and seek to repudiate or otherwise affect the rights of the Trustee or the holders of the Certificates under any transaction document, delays or reductions in distributions on the Certificates could result.

There could also be delays or reductions in distributions on the Certificates if the FDIC successfully asserts that a statutory injunction automatically prevents the Trust, the Trustee, and the holders of the Certificates from exercising their rights, remedies, and interests for up to 90 days.



IMPORTANT NOTICE REGARDING COLLATERAL MATERIALS

The information contained in this section has not been independently verified by WaMu Capital Corp. The information contained in this section is preliminary and subject to change and supersedes information contained in any prior collateral materials for this transaction.

WAMU Mortgage Pass-Through Certificates
Series 2007-HY3 Group 1
Mortgage Loans
Preliminary Collateral Information As of 02/01/07

TOTAL CURRENT BALANCE	$633,794,550					
TOTAL ORIGINAL BALANCE	$634,120,020					
NUMBER OF LOANS	771					
			Minimum		**Maximum**	
AVG CURRENT BALANCE	$822,042		$87,776		$3,000,000	
AVG ORIGINAL BALANCE	$822,464		$88,000		$3,000,000	
WAVG GROSS COUPON	6.34	%	4.38	%	8.70	%
WAVG GROSS MARGIN	2.30	%	2.00	%	4.05	%
WAVG MAX INT RATE	11.34	%	9.38	%	13.70	%
WAVG CURRENT LTV	68.07	%	19.31	%	90.00	%
WAVG FICO SCORE	723		614		815	
WAVG MONTHS TO ROLL	60	Month(s)	53	Month(s)	60	Month(s)
WAVG ORIGINAL TERM	360	Month(s)	360	Month(s)	360	Month(s)
WAVG REMAINING TERM	360	Month(s)	353	Month(s)	360	Month(s)
WAVG SEASONING	0	Month(s)	0	Month(s)	7	Month(s)
NZ WAVG PREPAY TERM	36	Month(s)	36	Month(s)	36	Month(s)
TOP STATE CONC	CA(69.83%),IL(5.26%),NY(4.69%)					
MAXIMUM CA ZIPCODE	1.19%					
FIRST PAY DATE			August 1,2006		March 1,2007	
RATE CHANGE DATE			July 1,2011		February 1,2012	
MATURITY DATE			July 1,2036		February 1,2037	

WaMu Capital Corp.
A Washington Mutual, Inc. Company

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5/1 I/O LIBOR	752	$619,076,951.87	97.68%
5/1 LIBOR	19	14,717,597.68	2.32
Total	771	$633,794,549.55	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	771	$633,794,549.55	100.00%
Total	771	$633,794,549.55	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	1	$87,775.83	0.01%
100,001—200,000	2	245,139.37	0.04
200,001—300,000	1	284,625.00	0.04
400,001—500,000	158	73,204,127.86	11.55
500,001—600,000	179	97,582,521.93	15.40
600,001—700,000	101	65,912,560.00	10.40
700,001—800,000	70	52,715,450.00	8.32
800,001—900,000	42	36,216,320.00	5.71
900,001—1,000,000	60	57,893,238.00	9.13
1,000,001—1,100,000	26	27,655,995.00	4.36
1,100,001—1,200,000	22	25,624,230.00	4.04
1,200,001—1,300,000	13	16,498,291.99	2.60
1,300,001—1,400,000	13	17,595,494.00	2.78
1,400,001—1,500,000	15	22,127,085.49	3.49
1,500,001—1,600,000	7	10,886,000.00	1.72
1,600,001—1,700,000	4	6,629,000.00	1.05
1,700,001—1,800,000	13	22,713,408.26	3.58
1,800,001—1,900,000	7	13,128,500.00	2.07
1,900,001—2,000,000	9	17,838,400.00	2.81
2,000,001—2,100,000	6	12,345,355.57	1.95
2,100,001—2,200,000	3	6,484,000.00	1.02
2,200,001—2,300,000	2	4,545,000.00	0.72
2,300,001—2,400,000	1	2,380,000.00	0.38
2,400,001—2,500,000	6	14,835,000.00	2.34
2,500,001 >=	10	28,367,031.25	4.48
Total	771	$633,794,549.55	100.00%

WaMu Capital Corp.

A Washington Mutual, Inc. Company

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.251—4.500	3	$2,607,365.00	0.41%
4.751—5.000	3	1,701,000.00	0.27
5.001—5.250	7	5,602,700.00	0.88
5.251—5.500	8	7,201,000.00	1.14
5.501—5.750	42	32,815,600.00	5.18
5.751—6.000	126	103,907,037.74	16.39
6.001—6.250	162	136,765,830.91	21.58
6.251—6.500	203	164,073,741.70	25.89
6.501—6.750	101	84,963,223.37	13.41
6.751—7.000	57	47,409,075.83	7.48
7.001—7.250	32	27,259,875.00	4.30
7.251—7.500	17	12,725,850.00	2.01
7.501—7.750	4	3,065,000.00	0.48
7.751—8.000	1	452,000.00	0.07
8.001—8.250	1	568,000.00	0.09
8.251—8.500	3	1,953,250.00	0.31
8.501—8.750	1	724,000.00	0.11
Total	771	$633,794,549.55	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	100	$95,280,240.08	15.03%
2.001—2.250	360	312,549,813.72	49.31
2.251—2.500	157	114,106,788.12	18.00
2.501—2.750	92	70,107,057.63	11.06
2.751—3.000	36	25,307,150.00	3.99
3.001—3.250	20	12,644,250.00	2.00
3.501—3.750	4	2,520,000.00	0.40
3.751—4.000	1	765,000.00	0.12
4.001—4.250	1	514,250.00	0.08
Total	771	$633,794,549.55	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.251—9.500	3	$2,607,365.00	0.41%
9.751—10.000	3	1,701,000.00	0.27
10.001—10.250	7	5,602,700.00	0.88
10.251—10.500	8	7,201,000.00	1.14
10.501—10.750	42	32,815,600.00	5.18
10.751—11.000	126	103,907,037.74	16.39
11.001—11.250	163	137,715,830.91	21.73
11.251—11.500	203	163,260,975.43	25.76
11.501—11.750	100	84,805,859.83	13.38
11.751—12.000	57	47,429,205.64	7.48
12.001—12.250	31	26,349,875.00	4.16
12.251—12.500	18	13,635,850.00	2.15
12.501—12.750	4	3,065,000.00	0.48
12.751—13.000	1	452,000.00	0.07
13.001—13.250	1	568,000.00	0.09
13.251—13.500	3	1,953,250.00	0.31
13.501—13.750	1	724,000.00	0.11
Total	771	$633,794,549.55	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	771	$633,794,549.55	100.00%
Total	771	$633,794,549.55	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	771	$633,794,549.55	100.00%
Total	771	$633,794,549.55	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	708	$573,705,328.61	90.52%
1—3	59	57,876,178.12	9.13
4—6	3	1,928,417.82	0.30
7—9	1	284,625.00	0.04
Total	771	$633,794,549.55	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$801,500.00	0.13%
21—25	5	3,167,775.83	0.50
26—30	8	8,603,531.25	1.36
31—35	2	3,650,000.00	0.58
36—40	9	9,574,134.00	1.51
41—45	24	24,322,457.26	3.84
46—50	20	16,180,003.12	2.55
51—55	27	26,811,155.64	4.23
56—60	51	54,433,800.00	8.59
61—65	61	59,779,983.99	9.43
66—70	127	111,971,824.06	17.67
71—75	134	114,154,848.00	18.01
76—80	293	195,165,836.40	30.79
81—85	4	2,001,200.00	0.32
86—90	5	3,176,500.00	0.50
Total	771	$633,794,549.55	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$801,500.00	0.13%
21—25	5	3,167,775.83	0.50
26—30	8	8,603,531.25	1.36
31—35	2	3,650,000.00	0.58
36—40	9	9,574,134.00	1.51
41—45	24	24,322,457.26	3.84
46—50	20	16,180,003.12	2.55
51—55	27	26,811,155.64	4.23
56—60	51	54,433,800.00	8.59
61—65	61	59,779,983.99	9.43
66—70	127	111,971,824.06	17.67
71—75	134	114,154,848.00	18.01
76—80	293	195,165,836.40	30.79
81—85	4	2,001,200.00	0.32
86—90	5	3,176,500.00	0.50
Total	771	$633,794,549.55	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
600—619	1	$508,000.00	0.08%
620—639	23	14,968,233.73	2.36
640—659	48	38,157,182.99	6.02
660—679	61	52,122,533.76	8.22
680—699	116	91,348,040.00	14.41
700—719	114	93,582,384.00	14.77
720—739	110	87,361,519.91	13.78
740—759	111	96,475,391.83	15.22
760—779	101	93,500,762.76	14.75
780—799	69	55,990,760.74	8.83
800 >=	17	9,779,739.83	1.54
Total	771	$633,794,549.55	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	55	$45,818,231.64	7.23%
Reduced	716	587,976,317.91	92.77
Total	771	$633,794,549.55	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	4	$1,264,400.83	0.20%
Owner Occupied	711	584,674,745.60	92.25
Second Home	56	47,855,403.12	7.55
Total	771	$633,794,549.55	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	13	$9,404,325.00	1.48%
Condo	83	60,292,353.12	9.51
Co-op	2	1,499,000.00	0.24
PUD	152	129,332,245.48	20.41
Single Family	521	433,266,625.95	68.36
Total	**771**	**$633,794,549.55**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	123	$101,875,983.93	16.07%
Refi—Cash Out	366	300,237,857.76	47.37
Refi—No Cash Out	282	231,680,707.86	36.55
Total	**771**	**$633,794,549.55**	**100.00%**

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	760	$618,912,419.55	97.65%
36	11	14,882,130.00	2.35
Total	**771**	**$633,794,549.55**	**100.00%**

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	7	$6,765,532.99	1.07%
CA	562	442,590,105.34	69.83
CO	9	5,669,000.00	0.89
CT	3	6,413,531.25	1.01
FL	27	21,043,415.64	3.32
GA	2	2,035,000.00	0.32
IL	37	33,349,570.00	5.26
MA	14	16,500,420.00	2.60
MD	1	1,042,695.00	0.16
MI	6	4,127,250.00	0.65
MN	2	1,390,000.00	0.22
NC	1	1,740,000.00	0.27
NJ	13	14,712,537.12	2.32
NV	4	3,399,170.00	0.54
NY	31	29,741,830.00	4.69
OH	1	620,000.00	0.10
OR	7	4,284,500.00	0.68
PA	1	576,000.00	0.09
RI	1	1,170,000.00	0.18
SC	2	2,305,000.00	0.36
TN	1	767,900.00	0.12
TX	6	5,403,100.00	0.85
UT	1	2,094,105.57	0.33
VA	8	6,780,900.00	1.07
WA	22	17,624,986.64	2.78
WI	2	1,648,000.00	0.26
Total	**771**	**$633,794,549.55**	**100.00%**

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	660	$539,312,349.32	85.09%
15.00 or less	4	6,278,408.26	0.99
15.01—20.00	2	1,845,000.00	0.29
20.01—25.00	8	4,298,900.00	0.68
25.01—30.00	8	5,638,990.00	0.89
30.01—35.00	25	25,485,166.74	4.02
35.01—40.00	22	16,334,821.73	2.58
40.01—45.00	20	17,226,555.57	2.72
45.01—50.00	14	11,596,407.93	1.83
50.01—55.00	6	4,797,950.00	0.76
55.01—60.00	2	980,000.00	0.15
Total	771	$633,794,549.55	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 36.33%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	660	$539,312,349.32	85.09%
No Second Lien	66	55,157,979.24	8.70
60.00 or less	4	5,278,408.26	0.83
65.01—70.00	3	4,783,532.99	0.75
70.01—75.00	1	999,990.00	0.16
75.01—80.00	4	2,964,000.00	0.47
80.01—85.00	4	3,783,000.00	0.60
85.01—90.00	28	21,051,394.74	3.32
90.01—95.00	1	463,895.00	0.07
Total	771	$633,794,549.55	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 79.59%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WAMU Mortgage Pass-Through Certificates
Series 2007-HY3 Group 1 & 2
Mortgage Loans
Preliminary Collateral Information As of 02/01/07

		Minimum	Maximum
TOTAL CURRENT BALANCE	$1,205,993,080		
TOTAL ORIGINAL BALANCE	$1,206,934,308		
NUMBER OF LOANS	1,435		
AVG CURRENT BALANCE	$840,413	$87,776	$3,000,000
AVG ORIGINAL BALANCE	$841,069	$88,000	$3,000,000
WAVG GROSS COUPON	6.32 %	4.38 %	8.70 %
WAVG GROSS MARGIN	2.27 %	2.00 %	4.05 %
WAVG MAX INT RATE	11.32 %	9.38 %	13.70 %
WAVG CURRENT LTV	67.03 %	15.39 %	90.00 %
WAVG FICO SCORE	726	588	816
WAVG MONTHS TO ROLL	71 Month(s)	53 Month(s)	84 Month(s)
WAVG ORIGINAL TERM	360 Month(s)	360 Month(s)	360 Month(s)
WAVG REMAINING TERM	360 Month(s)	353 Month(s)	360 Month(s)
WAVG SEASONING	0 Month(s)	0 Month(s)	7 Month(s)
NZ WAVG PREPAY TERM	36 Month(s)	30 Month(s)	36 Month(s)
TOP STATE CONC	CA(69.11%),FL(4.62%),WA(3.88%)		
MAXIMUM CA ZIPCODE	1.42%		
FIRST PAY DATE		August 1,2006	March 1,2007
RATE CHANGE DATE		July 1,2011	February 1,2014
MATURITY DATE		July 1,2036	February 1,2037

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5/1 I/O LIBOR	752	$619,076,951.87	51.33%
5/1 LIBOR	19	14,717,597.68	1.22
7/1 I/O LIBOR	638	554,304,848.57	45.96
7/1 LIBOR	26	17,893,681.48	1.48
Total	1,435	$1,205,993,079.60	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	1,435	$1,205,993,079.60	100.00%
Total	1,435	$1,205,993,079.60	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	1	$87,775.83	0.01%
100,001—200,000	2	245,139.37	0.02
200,001—300,000	3	743,058.77	0.06
300,001—400,000	1	325,000.00	0.03
400,001—500,000	282	130,662,918.86	10.83
500,001—600,000	315	172,561,656.94	14.31
600,001—700,000	186	121,587,695.00	10.08
700,001—800,000	133	100,197,047.00	8.31
800,001—900,000	86	74,155,927.03	6.15
900,001—1,000,000	112	108,448,688.00	8.99
1,000,001—1,100,000	48	50,763,645.00	4.21
1,100,001—1,200,000	36	41,706,880.00	3.46
1,200,001—1,300,000	29	36,606,718.23	3.04
1,300,001—1,400,000	31	41,981,494.00	3.48
1,400,001—1,500,000	40	58,907,035.49	4.88
1,500,001—1,600,000	15	23,405,000.00	1.94
1,600,001—1,700,000	9	14,997,500.00	1.24
1,700,001—1,800,000	22	38,456,743.26	3.19
1,800,001—1,900,000	12	22,263,000.00	1.85
1,900,001—2,000,000	21	41,553,270.00	3.45
2,000,001—2,100,000	10	20,640,355.57	1.71
2,100,001—2,200,000	5	10,832,000.00	0.90
2,200,001—2,300,000	6	13,542,000.00	1.12
2,300,001—2,400,000	4	9,422,500.00	0.78
2,400,001—2,500,000	7	17,335,000.00	1.44
2,500,001 >=	19	54,565,031.25	4.52
Total	1,435	$1,205,993,079.60	100.00%

WaMu Capital Corp.

A Washington Mutual, Inc. Company

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.251—4.500	3	$2,607,365.00	0.22%
4.501—4.750	1	605,000.00	0.05
4.751—5.000	4	3,603,120.00	0.30
5.001—5.250	10	8,302,600.00	0.69
5.251—5.500	13	9,933,956.00	0.82
5.501—5.750	71	61,681,050.00	5.11
5.751—6.000	233	197,407,287.74	16.37
6.001—6.250	338	297,172,947.18	24.64
6.251—6.500	381	309,899,797.70	25.70
6.501—6.750	181	151,211,952.38	12.54
6.751—7.000	106	91,492,603.83	7.59
7.001—7.250	49	39,103,050.77	3.24
7.251—7.500	31	23,614,099.00	1.96
7.501—7.750	6	4,193,000.00	0.35
7.751—8.000	3	1,920,000.00	0.16
8.001—8.250	1	568,000.00	0.05
8.251—8.500	3	1,953,250.00	0.16
8.501—8.750	1	724,000.00	0.06
Total	1,435	$1,205,993,079.60	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	230	$225,381,464.11	18.69%
2.001—2.250	696	597,559,593.73	49.55
2.251—2.500	258	188,451,888.89	15.63
2.501—2.750	159	132,723,333.87	11.01
2.751—3.000	54	37,815,150.00	3.14
3.001—3.250	28	17,510,400.00	1.45
3.251—3.500	3	2,091,999.00	0.17
3.501—3.750	5	3,180,000.00	0.26
3.751—4.000	1	765,000.00	0.06
4.001—4.250	1	514,250.00	0.04
Total	1,435	$1,205,993,079.60	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.251—9.500	3	$2,607,365.00	0.22%
9.501—9.750	1	605,000.00	0.05
9.751—10.000	4	3,603,120.00	0.30
10.001—10.250	10	8,302,600.00	0.69
10.251—10.500	13	9,933,956.00	0.82
10.501—10.750	71	61,681,050.00	5.11
10.751—11.000	234	197,955,642.98	16.41
11.001—11.250	339	300,574,591.94	24.92
11.251—11.500	380	306,087,031.43	25.38
11.501—11.750	180	151,054,588.84	12.53
11.751—12.000	107	92,268,733.64	7.65
12.001—12.250	47	37,437,050.77	3.10
12.251—12.500	32	24,524,099.00	2.03
12.501—12.750	6	4,193,000.00	0.35
12.751—13.000	3	1,920,000.00	0.16
13.001—13.250	1	568,000.00	0.05
13.251—13.500	3	1,953,250.00	0.16
13.501—13.750	1	724,000.00	0.06
Total	1,435	$1,205,993,079.60	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	1,435	$1,205,993,079.60	100.00%
Total	1,435	$1,205,993,079.60	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	1,435	$1,205,993,079.60	100.00%
Total	1,435	$1,205,993,079.60	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	1,276	$1,056,464,748.64	87.60%
1—3	153	146,856,854.37	12.18
4—6	5	2,386,851.59	0.20
7—9	1	284,625.00	0.02
Total	1,435	$1,205,993,079.60	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	3	$2,181,500.00	0.18%
21—25	7	5,387,775.83	0.45
26—30	12	12,824,731.25	1.06
31—35	11	11,594,500.00	0.96
36—40	29	27,159,233.00	2.25
41—45	37	38,115,057.26	3.16
46—50	48	41,144,223.15	3.41
51—55	75	69,750,260.64	5.78
56—60	101	112,084,800.00	9.29
61—65	133	124,703,349.24	10.34
66—70	240	210,021,124.06	17.41
71—75	235	204,895,064.00	16.99
76—80	489	337,745,451.17	28.01
81—85	4	2,001,200.00	0.17
86—90	11	6,384,810.00	0.53
Total	1,435	$1,205,993,079.60	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	3	$2,181,500.00	0.18%
21—25	7	5,387,775.83	0.45
26—30	12	12,824,731.25	1.06
31—35	11	11,594,500.00	0.96
36—40	28	26,305,634.00	2.18
41—45	36	37,575,057.26	3.12
46—50	47	40,309,338.12	3.34
51—55	77	71,653,744.67	5.94
56—60	101	112,084,800.00	9.29
61—65	133	124,703,349.24	10.34
66—70	240	210,021,124.06	17.41
71—75	235	204,895,064.00	16.99
76—80	490	338,070,451.17	28.03
81—85	4	2,001,200.00	0.17
86—90	11	6,384,810.00	0.53
Total	1,435	$1,205,993,079.60	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
580—599	1	$420,000.00	0.03%
600—619	3	4,450,000.00	0.37
620—639	47	35,481,958.97	2.94
640—659	82	64,870,166.76	5.38
660—679	91	77,975,066.76	6.47
680—699	191	160,484,170.00	13.31
700—719	206	170,401,519.00	14.13
720—739	213	171,730,835.91	14.24
740—759	207	182,457,829.86	15.13
760—779	202	183,240,374.53	15.19
780—799	149	126,063,212.74	10.45
800 >=	43	28,417,945.07	2.36
Total	1,435	$1,205,993,079.60	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	111	$92,820,215.64	7.70%
Reduced	1,324	1,113,172,863.96	92.30
Total	1,435	$1,205,993,079.60	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	12	$5,072,834.60	0.42%
Owner Occupied	1,315	1,102,267,034.88	91.40
Second Home	108	98,653,210.12	8.18
Total	1,435	$1,205,993,079.60	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	28	$21,910,236.77	1.82%
Condo	145	100,749,560.12	8.35
Co-op	3	2,079,000.00	0.17
PUD	312	265,017,885.72	21.98
Single Family	947	816,236,396.99	67.68
Total	1,435	$1,205,993,079.60	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	236	$203,341,955.70	16.86%
Refi—Cash Out	670	557,142,219.01	46.20
Refi—No Cash Out	529	445,508,904.89	36.94
Total	1,435	$1,205,993,079.60	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	1,412	$1,179,874,620.60	97.83%
30	2	2,175,479.00	0.18
36	21	23,942,980.00	1.99
Total	1,435	$1,205,993,079.60	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AL	1	$1,560,000.00	0.13%
AZ	22	21,413,032.99	1.78
CA	1,012	833,425,903.35	69.11
CO	17	12,939,466.03	1.07
CT	15	19,869,781.25	1.65
DC	1	1,484,000.00	0.12
FL	70	55,695,342.65	4.62
GA	5	4,522,500.00	0.38
ID	2	3,100,000.00	0.26
IL	47	39,594,757.00	3.28
KY	1	440,000.00	0.04
MA	35	34,514,253.00	2.86
MD	10	7,480,645.00	0.62
MI	7	6,029,370.00	0.50
MN	2	1,390,000.00	0.12
MO	1	483,200.00	0.04
MT	2	988,500.00	0.08
NC	2	2,640,000.00	0.22
NJ	21	20,084,376.12	1.67
NV	8	7,177,830.00	0.60
NY	51	45,657,180.00	3.79
OH	1	620,000.00	0.05
OR	14	8,626,500.00	0.72
PA	2	1,251,000.00	0.10
RI	2	2,276,000.00	0.19
SC	2	2,305,000.00	0.19
TN	1	767,900.00	0.06
TX	9	8,017,100.00	0.66
UT	1	2,094,105.57	0.17
VA	14	10,588,600.00	0.88
WA	54	46,751,236.64	3.88
WI	3	2,205,500.00	0.18
Total	**1,435**	**$1,205,993,079.60**	**100.00%**

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	1,172	$976,094,834.12	80.94%
15.00 or less	4	6,278,408.26	0.52
15.01—20.00	12	12,783,105.00	1.06
20.01—25.00	21	19,069,000.00	1.58
25.01—30.00	28	22,531,984.00	1.87
30.01—35.00	52	49,036,552.51	4.07
35.01—40.00	52	43,089,853.21	3.57
40.01—45.00	51	45,296,284.57	3.76
45.01—50.00	28	20,672,607.93	1.71
50.01—55.00	9	7,037,950.00	0.58
55.01—60.00	6	4,102,500.00	0.34
Total	**1,435**	**$1,205,993,079.60**	**100.00%**

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 35.66%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	1,172	$976,094,834.12	80.94%
No Second Lien	172	148,929,882.49	12.35
60.00 or less	8	8,388,408.26	0.70
60.01—65.00	2	2,460,000.00	0.20
65.01—70.00	8	13,761,432.99	1.14
70.01—75.00	4	3,441,589.00	0.29
75.01—80.00	12	10,073,100.00	0.84
80.01—85.00	9	6,691,000.00	0.55
85.01—90.00	47	35,688,937.74	2.96
90.01—95.00	1	463,895.00	0.04
Total	1,435	$1,205,993,079.60	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 78.41%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WAMU Mortgage Pass-Through Certificates
Series 2007-HY3 Group 2
Mortgage Loans
Preliminary Collateral Information As of 02/01/07

		Minimum	Maximum
TOTAL CURRENT BALANCE	$572,198,530		
TOTAL ORIGINAL BALANCE	$572,814,288		
NUMBER OF LOANS	664		
AVG CURRENT BALANCE	$861,745	$219,934	$3,000,000
AVG ORIGINAL BALANCE	$862,672	$220,000	$3,000,000
WAVG GROSS COUPON	6.30 %	4.75 %	7.90 %
WAVG GROSS MARGIN	2.24 %	2.00 %	3.70 %
WAVG MAX INT RATE	11.30 %	9.75 %	12.90 %
WAVG CURRENT LTV	65.89 %	15.39 %	90.00 %
WAVG FICO SCORE	730	588	816
WAVG MONTHS TO ROLL	84 Month(s)	79 Month(s)	84 Month(s)
WAVG ORIGINAL TERM	360 Month(s)	360 Month(s)	360 Month(s)
WAVG REMAINING TERM	360 Month(s)	355 Month(s)	360 Month(s)
WAVG SEASONING	0 Month(s)	0 Month(s)	5 Month(s)
NZ WAVG PREPAY TERM	35 Month(s)	30 Month(s)	36 Month(s)
TOP STATE CONC	CA(68.30%),FL(6.06%),WA(5.09%)		
MAXIMUM CA ZIPCODE	1.68%		
FIRST PAY DATE		October 1,2006	March 1,2007
RATE CHANGE DATE		September 1,2013	February 1,2014
MATURITY DATE		September 1,2036	February 1,2037

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7/1 I/O LIBOR	638	$554,304,848.57	96.87%
7/1 LIBOR	26	17,893,681.48	3.13
Total	664	$572,198,530.05	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	664	$572,198,530.05	100.00%
Total	664	$572,198,530.05	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
200,001—300,000	2	$458,433.77	0.08%
300,001—400,000	1	325,000.00	0.06
400,001—500,000	124	57,458,791.00	10.04
500,001—600,000	136	74,979,135.01	13.10
600,001—700,000	85	55,675,135.00	9.73
700,001—800,000	63	47,481,597.00	8.30
800,001—900,000	44	37,939,607.03	6.63
900,001—1,000,000	52	50,555,450.00	8.84
1,000,001—1,100,000	22	23,107,650.00	4.04
1,100,001—1,200,000	14	16,082,650.00	2.81
1,200,001—1,300,000	16	20,108,426.24	3.51
1,300,001—1,400,000	18	24,386,000.00	4.26
1,400,001—1,500,000	25	36,779,950.00	6.43
1,500,001—1,600,000	8	12,519,000.00	2.19
1,600,001—1,700,000	5	8,368,500.00	1.46
1,700,001—1,800,000	9	15,743,335.00	2.75
1,800,001—1,900,000	5	9,134,500.00	1.60
1,900,001—2,000,000	12	23,714,870.00	4.14
2,000,001—2,100,000	4	8,295,000.00	1.45
2,100,001—2,200,000	2	4,348,000.00	0.76
2,200,001—2,300,000	4	8,997,000.00	1.57
2,300,001—2,400,000	3	7,042,500.00	1.23
2,400,001—2,500,000	1	2,500,000.00	0.44
2,500,001 >=	9	26,198,000.00	4.58
Total	664	$572,198,530.05	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.501—4.750	1	$605,000.00	0.11%
4.751—5.000	1	1,902,120.00	0.33
5.001—5.250	3	2,699,900.00	0.47
5.251—5.500	5	2,732,956.00	0.48
5.501—5.750	29	28,865,450.00	5.04
5.751—6.000	107	93,500,250.00	16.34
6.001—6.250	176	160,407,116.27	28.03
6.251—6.500	178	145,826,056.00	25.49
6.501—6.750	80	66,248,729.01	11.58
6.751—7.000	49	44,083,528.00	7.70
7.001—7.250	17	11,843,175.77	2.07
7.251—7.500	14	10,888,249.00	1.90
7.501—7.750	2	1,128,000.00	0.20
7.751—8.000	2	1,468,000.00	0.26
Total	664	$572,198,530.05	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	130	$130,101,224.03	22.74%
2.001—2.250	336	285,009,780.01	49.81
2.251—2.500	101	74,345,100.77	12.99
2.501—2.750	67	62,616,276.24	10.94
2.751—3.000	18	12,508,000.00	2.19
3.001—3.250	8	4,866,150.00	0.85
3.251—3.500	3	2,091,999.00	0.37
3.501—3.750	1	660,000.00	0.12
Total	664	$572,198,530.05	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.501—9.750	1	$605,000.00	0.11%
9.751—10.000	1	1,902,120.00	0.33
10.001—10.250	3	2,699,900.00	0.47
10.251—10.500	5	2,732,956.00	0.48
10.501—10.750	29	28,865,450.00	5.04
10.751—11.000	108	94,048,605.24	16.44
11.001—11.250	176	162,858,761.03	28.46
11.251—11.500	177	142,826,056.00	24.96
11.501—11.750	80	66,248,729.01	11.58
11.751—12.000	50	44,839,528.00	7.84
12.001—12.250	16	11,087,175.77	1.94
12.251—12.500	14	10,888,249.00	1.90
12.501—12.750	2	1,128,000.00	0.20
12.751—13.000	2	1,468,000.00	0.26
Total	664	$572,198,530.05	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	664	$572,198,530.05	100.00%
Total	664	$572,198,530.05	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	664	$572,198,530.05	100.00%
Total	664	$572,198,530.05	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	568	$482,759,420.03	84.37%
1—3	94	88,980,676.25	15.55
4—6	2	458,433.77	0.08
Total	664	$572,198,530.05	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$1,380,000.00	0.24%
21—25	2	2,220,000.00	0.39
26—30	4	4,221,200.00	0.74
31—35	9	7,944,500.00	1.39
36—40	20	17,585,099.00	3.07
41—45	13	13,792,600.00	2.41
46—50	28	24,964,220.03	4.36
51—55	48	42,939,105.00	7.50
56—60	50	57,651,000.00	10.08
61—65	72	64,923,365.25	11.35
66—70	113	98,049,300.00	17.14
71—75	101	90,740,216.00	15.86
76—80	196	142,579,614.77	24.92
86—90	6	3,208,310.00	0.56
Total	664	$572,198,530.05	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$1,380,000.00	0.24%
21—25	2	2,220,000.00	0.39
26—30	4	4,221,200.00	0.74
31—35	9	7,944,500.00	1.39
36—40	19	16,731,500.00	2.92
41—45	12	13,252,600.00	2.32
46—50	27	24,129,335.00	4.22
51—55	50	44,842,589.03	7.84
56—60	50	57,651,000.00	10.08
61—65	72	64,923,365.25	11.35
66—70	113	98,049,300.00	17.14
71—75	101	90,740,216.00	15.86
76—80	197	142,904,614.77	24.97
86—90	6	3,208,310.00	0.56
Total	664	$572,198,530.05	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
580—599	1	$420,000.00	0.07%
600—619	2	3,942,000.00	0.69
620—639	24	20,513,725.24	3.59
640—659	34	26,712,983.77	4.67
660—679	30	25,852,533.00	4.52
680—699	75	69,136,130.00	12.08
700—719	92	76,819,135.00	13.43
720—739	103	84,369,316.00	14.74
740—759	96	85,982,438.03	15.03
760—779	101	89,739,611.77	15.68
780—799	80	70,072,452.00	12.25
800 >=	26	18,638,205.24	3.26
Total	664	$572,198,530.05	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	56	$47,001,984.00	8.21%
Reduced	608	525,196,546.05	91.79
Total	664	$572,198,530.05	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	8	$3,808,433.77	0.67%
Owner Occupied	604	517,592,289.28	90.46
Second Home	52	50,797,807.00	8.88
Total	664	$572,198,530.05	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	15	$12,505,911.77	2.19%
Condo	62	40,457,207.00	7.07
Co-op	1	580,000.00	0.10
PUD	160	135,685,640.24	23.71
Single Family	426	382,969,771.04	66.93
Total	664	$572,198,530.05	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	113	$101,465,971.77	17.73%
Refi—Cash Out	304	256,904,361.25	44.90
Refi—No Cash Out	247	213,828,197.03	37.37
Total	664	$572,198,530.05	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	652	$560,962,201.05	98.04%
30	2	2,175,479.00	0.38
36	10	9,060,850.00	1.58
Total	664	$572,198,530.05	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AL	1	$1,560,000.00	0.27%
AZ	15	14,647,500.00	2.56
CA	450	390,835,798.01	68.30
CO	8	7,270,466.03	1.27
CT	12	13,456,250.00	2.35
DC	1	1,484,000.00	0.26
FL	43	34,651,927.01	6.06
GA	3	2,487,500.00	0.43
ID	2	3,100,000.00	0.54
IL	10	6,245,187.00	1.09
KY	1	440,000.00	0.08
MA	21	18,013,833.00	3.15
MD	9	6,437,950.00	1.13
MI	1	1,902,120.00	0.33
MO	1	483,200.00	0.08
MT	2	988,500.00	0.17
NC	1	900,000.00	0.16
NJ	8	5,371,839.00	0.94
NV	4	3,778,660.00	0.66
NY	20	15,915,350.00	2.78
OR	7	4,342,000.00	0.76
PA	1	675,000.00	0.12
RI	1	1,106,000.00	0.19
TX	3	2,614,000.00	0.46
VA	6	3,807,700.00	0.67
WA	32	29,126,250.00	5.09
WI	1	557,500.00	0.10
Total	**664**	**$572,198,530.05**	**100.00%**

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	512	$436,782,484.80	76.33%
15.01—20.00	10	10,938,105.00	1.91
20.01—25.00	13	14,770,100.00	2.58
25.01—30.00	20	16,892,994.00	2.95
30.01—35.00	27	23,551,385.77	4.12
35.01—40.00	30	26,755,031.48	4.68
40.01—45.00	31	28,069,729.00	4.91
45.01—50.00	14	9,076,200.00	1.59
50.01—55.00	3	2,240,000.00	0.39
55.01—60.00	4	3,122,500.00	0.55
Total	**664**	**$572,198,530.05**	**100.00%**

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 35.20%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	512	$436,782,484.80	76.33%
No Second Lien	106	93,771,903.25	16.39
60.00 or less	4	3,110,000.00	0.54
60.01—65.00	2	2,460,000.00	0.43
65.01—70.00	5	8,977,900.00	1.57
70.01—75.00	3	2,441,599.00	0.43
75.01—80.00	8	7,109,100.00	1.24
80.01—85.00	5	2,908,000.00	0.51
85.01—90.00	19	14,637,543.00	2.56
Total	664	$572,198,530.05	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 77.30%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WAMU Mortgage Pass-Through Certificates
Series 2007-HY3 Group 3
Mortgage Loans
Preliminary Collateral Information As of 02/01/07

		Minimum	Maximum
TOTAL CURRENT BALANCE	$386,608,067		
TOTAL ORIGINAL BALANCE	$387,345,781		
NUMBER OF LOANS	440		
AVG CURRENT BALANCE	$878,655	$145,140	$3,000,000
AVG ORIGINAL BALANCE	$880,331	$145,500	$3,000,000
WAVG GROSS COUPON	6.13 %	4.23 %	7.88 %
WAVG GROSS MARGIN	2.18 %	2.00 %	3.70 %
WAVG MAX INT RATE	11.13 %	9.23 %	12.88 %
WAVG CURRENT LTV	63.34 %	11.53 %	90.00 %
WAVG FICO SCORE	739	630	816
WAVG MONTHS TO ROLL	120 Month(s)	113 Month(s)	120 Month(s)
WAVG ORIGINAL TERM	360 Month(s)	360 Month(s)	360 Month(s)
WAVG REMAINING TERM	360 Month(s)	353 Month(s)	360 Month(s)
WAVG SEASONING	0 Month(s)	0 Month(s)	7 Month(s)
NZ WAVG PREPAY TERM	0 Month(s)	0 Month(s)	0 Month(s)
TOP STATE CONC	CA(71.81%),NY(7.37%),CT(3.85%)		
MAXIMUM CA ZIPCODE	1.86%		
FIRST PAY DATE		August 1,2006	March 1,2007
RATE CHANGE DATE		July 1,2016	February 1,2017
MATURITY DATE		July 1,2036	February 1,2037

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/1 I/O LIBOR	428	$378,319,347.89	97.86%
10/1 LIBOR	12	8,288,719.19	2.14
Total	440	$386,608,067.08	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	440	$386,608,067.08	100.00%
Total	440	$386,608,067.08	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
100,001—200,000	1	$145,140.09	0.04%
300,001—400,000	1	346,987.10	0.09
400,001—500,000	75	34,601,797.82	8.95
500,001—600,000	90	50,074,340.00	12.95
600,001—700,000	60	39,448,600.00	10.20
700,001—800,000	40	30,128,075.32	7.79
800,001—900,000	37	31,789,925.03	8.22
900,001—1,000,000	35	34,417,591.00	8.90
1,000,001—1,100,000	12	12,738,500.00	3.29
1,100,001—1,200,000	9	10,351,250.00	2.68
1,200,001—1,300,000	9	11,149,999.99	2.88
1,300,001—1,400,000	15	20,260,500.00	5.24
1,400,001—1,500,000	17	25,048,410.73	6.48
1,500,001—1,600,000	3	4,707,500.00	1.22
1,600,001—1,700,000	5	8,382,750.00	2.17
1,700,001—1,800,000	6	10,543,200.00	2.73
1,800,001—1,900,000	3	5,599,500.00	1.45
1,900,001—2,000,000	3	5,925,000.00	1.53
2,200,001—2,300,000	3	6,787,500.00	1.76
2,300,001—2,400,000	2	4,710,000.00	1.22
2,400,001—2,500,000	3	7,412,500.00	1.92
2,500,001 >=	11	32,039,000.00	8.29
Total	440	$386,608,067.08	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001—4.250	1	$455,000.00	0.12%
4.501—4.750	2	2,084,000.00	0.54
4.751—5.000	2	1,353,000.00	0.35
5.001—5.250	6	5,197,610.00	1.34
5.251—5.500	13	13,221,050.00	3.42
5.501—5.750	38	33,903,600.00	8.77
5.751—6.000	104	91,913,000.00	23.77
6.001—6.250	125	113,443,862.36	29.34
6.251—6.500	90	77,122,807.55	19.95
6.501—6.750	40	35,565,497.08	9.20
6.751—7.000	13	7,685,640.09	1.99
7.001—7.250	2	2,400,000.00	0.62
7.251—7.500	2	1,343,000.00	0.35
7.751—8.000	2	920,000.00	0.24
Total	440	$386,608,067.08	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	104	$112,692,499.99	29.15%
2.001—2.250	250	210,235,660.05	54.38
2.251—2.500	51	35,781,096.95	9.26
2.501—2.750	28	22,348,810.09	5.78
2.751—3.000	4	4,047,000.00	1.05
3.001—3.250	2	1,035,000.00	0.27
3.501—3.750	1	468,000.00	0.12
Total	440	$386,608,067.08	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.001—9.250	1	$455,000.00	0.12%
9.501—9.750	2	2,084,000.00	0.54
9.751—10.000	2	1,353,000.00	0.35
10.001—10.250	6	5,197,610.00	1.34
10.251—10.500	13	13,221,050.00	3.42
10.501—10.750	39	34,453,600.00	8.91
10.751—11.000	101	90,022,000.00	23.29
11.001—11.250	124	113,096,875.26	29.25
11.251—11.500	89	75,627,807.55	19.56
11.501—11.750	40	35,565,497.08	9.20
11.751—12.000	15	10,376,500.00	2.68
12.001—12.250	4	2,892,127.19	0.75
12.251—12.500	2	1,343,000.00	0.35
12.751—13.000	2	920,000.00	0.24
Total	440	$386,608,067.08	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	440	$386,608,067.08	100.00%
Total	440	$386,608,067.08	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	440	$386,608,067.08	100.00%
Total	440	$386,608,067.08	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	410	$350,284,678.95	90.60%
1—3	28	35,831,260.94	9.27
4—6	1	145,140.09	0.04
7—9	1	346,987.10	0.09
Total	440	$386,608,067.08	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$1,170,375.32	0.30%
26—30	7	7,048,000.00	1.82
31—35	7	5,836,500.00	1.51
36—40	12	13,391,700.00	3.46
41—45	20	23,109,569.99	5.98
46—50	16	17,115,000.00	4.43
51—55	40	36,720,000.00	9.50
56—60	38	39,906,200.00	10.32
61—65	49	47,274,950.00	12.23
66—70	70	65,558,607.95	16.96
71—75	59	51,702,491.82	13.37
76—80	116	75,692,172.00	19.58
81—85	2	994,000.00	0.26
86—90	2	1,088,500.00	0.28
Total	440	$386,608,067.08	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$1,170,375.32	0.30%
26—30	7	7,048,000.00	1.82
31—35	7	5,836,500.00	1.51
36—40	12	13,391,700.00	3.46
41—45	20	23,109,569.99	5.98
46—50	15	14,840,000.00	3.84
51—55	40	36,720,000.00	9.50
56—60	39	42,181,200.00	10.91
61—65	49	47,274,950.00	12.23
66—70	70	65,558,607.95	16.96
71—75	59	51,702,491.82	13.37
76—80	116	75,692,172.00	19.58
81—85	2	994,000.00	0.26
86—90	2	1,088,500.00	0.28
Total	440	$386,608,067.08	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620—639	6	$4,758,270.00	1.23%
640—659	16	13,173,238.04	3.41
660—679	14	11,204,500.00	2.90
680—699	51	38,218,375.32	9.89
700—719	60	47,857,250.00	12.38
720—739	69	67,114,637.08	17.36
740—759	73	60,273,756.83	15.59
760—779	89	90,827,199.99	23.49
780—799	44	35,540,047.82	9.19
800 >=	18	17,640,792.00	4.56
Total	440	$386,608,067.08	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	46	$43,606,227.05	11.28%
Reduced	394	343,001,840.03	88.72
Total	440	$386,608,067.08	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	1	$475,800.00	0.12%
Owner Occupied	419	364,249,017.08	94.22
Second Home	20	21,883,250.00	5.66
Total	440	$386,608,067.08	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	13	$12,077,949.99	3.12%
Condo	37	29,551,197.91	7.64
Co-op	5	4,929,000.00	1.27
PUD	80	69,714,272.73	18.03
Single Family	305	270,335,646.45	69.92
Total	**440**	**$386,608,067.08**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	92	$79,319,762.09	20.52%
Refi—Cash Out	198	166,802,219.00	43.15
Refi—No Cash Out	150	140,486,085.99	36.34
Total	**440**	**$386,608,067.08**	**100.00%**

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	440	$386,608,067.08	100.00%
Total	**440**	**$386,608,067.08**	**100.00%**

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	4	$2,740,700.00	0.71%
CA	318	277,611,035.87	71.81
CO	5	4,605,850.00	1.19
CT	13	14,872,000.00	3.85
FL	11	7,588,500.00	1.96
GA	3	2,874,000.00	0.74
ID	1	1,770,000.00	0.46
IL	7	5,648,467.17	1.46
MA	4	2,475,160.00	0.64
MD	3	1,926,070.00	0.50
ME	1	2,000,000.00	0.52
MI	2	1,389,097.95	0.36
MN	3	1,929,987.10	0.50
NC	1	1,000,000.00	0.26
NJ	4	3,436,000.00	0.89
NV	5	7,189,000.00	1.86
NY	29	28,480,499.99	7.37
OR	4	2,448,300.00	0.63
PA	1	553,500.00	0.14
SC	2	1,999,999.00	0.52
TX	1	900,000.00	0.23
VA	5	3,012,500.00	0.78
WA	12	9,717,400.00	2.51
WI	1	440,000.00	0.11
Total	**440**	**$386,608,067.08**	**100.00%**

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	386	$324,965,231.46	84.06%
15.00 or less	3	4,350,500.00	1.13
15.01—20.00	2	2,097,000.00	0.54
20.01—25.00	2	6,000,000.00	1.55
25.01—30.00	9	10,461,685.63	2.71
30.01—35.00	13	13,860,999.99	3.59
35.01—40.00	10	10,922,200.00	2.83
40.01—45.00	6	6,952,500.00	1.80
45.01—50.00	6	5,371,000.00	1.39
50.01—55.00	2	1,027,000.00	0.27
55.01—60.00	1	599,950.00	0.16
Total	440	$386,608,067.08	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 33.08%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	386	$324,965,231.46	84.06%
No Second Lien	40	44,216,437.80	11.44
60.00 or less	3	7,064,000.00	1.83
60.01—65.00	2	2,747,000.00	0.71
65.01—70.00	1	1,753,200.00	0.45
70.01—75.00	2	1,910,000.00	0.49
80.01—85.00	2	1,376,000.00	0.36
85.01—90.00	4	2,576,197.82	0.67
Total	440	$386,608,067.08	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 66.91%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.